MAIL STOP 3561

December 7, 2005

Stephen Hughes, Chief Executive Officer
Boulder Specialty Brands, Inc.
6106 Sunrise Ranch Drive
Longmont, CO 80503

      Re:	Boulder Specialty Brands, Inc.
   Amendment No. 4 to Registration Statement on
   Form S-1
   Filed December 7, 2005
   File No. 333-126364

Dear Mr. Hughes,

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. It appears as though you may have in place a directed offering as it relates to the offering of the warrants to the initial stockholders. If that is not the case, please advise. Otherwise, describe the mechanics of how and when these shares were or will be offered and sold to investors in the directed share program for this offering. For example, tell us how the prospective recipients and number of reserved securities is determined and how the prospective recipients of the reserved securities will indicate their interest in purchasing the securities. Further tell us how and when the company and underwriter notified or will notify the directed share investors, including the types of communications used. Will any electronic communications or procedures be used by the underwriter or the company, such as e-mail? Discuss the procedures these investors must follow in order to purchase the offered securities, including how and when any communications are sent or received or funds are received by the underwriters or you. How do the procedures for the directed share program differ from the procedures for the general offering to the public? When do the purchasers become committed to purchase their shares? Provide us with copies of all written communications with prospective purchasers about the directed offering.

2. We note in numerous places throughout the prospectus that the language describing the value of the entity or entities that the company will seek to acquire has been changed from an entity or entities having a fair market value equal to at least "80% of our net assets" to the phrase "80% of the balance in the trust account." Please clarify the purpose and effect of such a change. We may have further comment.

3. We note your response to comment two of our letter our letter dated September 27, 2005. We reissue the comment. In your analysis, please focus on how you "reasonably determine that public disclosure of such information would jeopardize the acquisition."

Prospectus Cover Page

4. It would appear that the table and accompanying footnotes on this page require revision to clarify the actual economic impact of the underwriters` compensation arrangement. In the table, revise to disclose the full underwriting discount, as the deferred amount will not go towards the company or its efforts to acquire an operating business. Instead, in the footnote clarify that, of the amount disclosed, a portion is deferred and quantify that portion.
Please
revise the third column of the table to quantify the actual proceeds that will belong to the company for its use.

5. Please revise, where applicable, to clarify when determining the
80 percent minimum requirement of a target business if the deferred underwriters` compensation is included.

Prospectus Summary, page 1

6. The marked copy of amendment number two provided by you is not accurate. For instance, on pages 4 and 32 there are changes regarding the direct warrant sale to your insiders that are not marked. Please ensure that any future marked copies will be accurate.

Use of Proceeds, page 32

7. Please revise the table to disclose the underwriting compensation, including the deferred amount.

8. We note you have revised to include only one line item for due diligence. We also note that the due diligence line accounts for reimbursements made to officers and directors for their related out-of-pocket expenses. Please revise to reconcile with your disclosure in the third paragraph on page 33 which states that you "believe excess working capital will be sufficient to cover the foregoing expenses and reimbursement costs."

9. We are not able to locate your response to comment six. In the previous amendment, your notes to the financial statements indicated that there would be a one percent advisory fee payable to the underwriters if you were able to consummate a business transaction.
Please advise if this no longer applies as such disclosure has been removed from this amendment.

10. On page 49, we note the reference to the materials you provided us pursuant to a confidentiality request. Please be aware that your request was not made in accordance with the Division`s Staff Legal Bulletin No. 1. As such, you disclosure of the materials and the reasoning behind their nondisclosure is not accurate. Please revise accordingly.

Principal Stockholders, page 73

11. Your response to comment 13 states that because investors in this offering are "on notice" of the possibility of the further dilution, that actual notification of the further dilution is not necessary before investors decide to purchase the shares. It appears your implication is that warning of a risk removes your duty to report a risk that has materialized. If that is your implication, please advise and discuss how that is consistent with the policy of full disclosure.

12. On page 74, we note that Mr. O`Brien is no longer listed as a promoter or founder. Please advise how that is the case since the designation of a promoter would attach due to his activities during your formation.

Part II

Exhibits

13. We note your response to comment 18. We note that if there is a default of greater than 10 percent that the underwriters would reduce the size of the offering. Please advise how this is a firm commitment underwriting. In your discussion, discuss the steps that will be taken in deciding to continue with the offering after the registration statement has gone effective if there is a default over
10 percent.




Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Carlton Tartar (202) 551-3387 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Duc
Dang at (202) 551-3386.

						Sincerely,



						John Reynolds
      Assistant Director


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Stephen Hughes, Chief Executive Officer
Boulder Specialty Brands, Inc.
December 7, 2005
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